

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 24, 2013

Via Email
Rajeev K. Aggarwal
Chief Executive Officer
Cvent, Inc.
8180 Greensboro Drive, 9th Floor
McLean, VA 22102

> **Re: Cvent, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted June 7, 2013**
> **CIK No. 1122897**

Dear Mr. Aggarwal:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   We note your response to prior comment 7. Please ensure that "active" is defined in this first instance it is used in your prospectus and ensure that any subsequent usage conforms to this definition.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 44

2.   We note your response to our prior comment 14, in which you clarify that the CSN is available to any user wishing to search the database, and not only to event and meeting planners who subscribe to your event planning solutions. Please update your disclosure

to clarify this point in here, as you did in the Business section on page 82. Also consider stating here and as appropriate throughout your document, that event and meeting planners, both paid subscribers and free users, may submit RFPs through the CSN free of charge.

3.   We note further from your response to our prior comment 14 that you do not believe renewal rates to be a material key metric to understanding your business because such rates have been "very consistent from period to period." We also note, however, your risk factor on page 25 that describes your dependence on renewing agreements with your existing customers and the likely harm that would be caused by a decline in such renewals. It seems therefore that this metric, even if historically consistent, would be material to an investor's understanding of your business. We acknowledge that your response recognizes that renewal rates may become a more material metric in future periods and that you will consider including historical renewal rates in a future amendment to your registration statement. To the extent that you do not include this metric as it applies to both your event planner customers and your hotel and venue customers in your next amendment, please provide such renewal rates for the last three fiscal years in your response.

Liquidity and Capital Resources, page 55

4.   We note your response to prior comment 16. While we understand that your growth is impacting the changes in your accounts receivable, the timing of your invoicing and billing of your customers also impacts these changes and will have liquidity consequences especially during your interim periods. Please consider providing disclosure that addresses how the timing of invoicing impacts your receivable balances and the timing of collections, which appears to affect your liquidity needs. Your discussion of unbilled contract value on page 58 and your risk factor discussion regarding the timing of billings on page 27 seem to highlight this factor.

Business

Our Growth Strategy

Up-Sell and Cross-Sell Existing Event Planner Customers, page 78

5.   Please advise whether the 59,000 event and meeting planner users referenced in this paragraph represents all free user accounts and whether such users have access to any products and services other than the CSN database.

Facilities, page 87

6.   Please update your disclosure here to account for the recent opening of your London sales office, or advise on why such disclosure is not required. See Item 102 of Regulation S-K.

> To the extent material, please file any lease agreement for this office. See Item 601(b)(10)(ii)(D).

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(g) Revenue Recognition, page F-8

7.   You describe in your response to prior comment 27 that features such as online training and support, contact storage, registration options, budget and reporting tools, benchmarking features, and eMarketing features have no standalone value and accordingly are not separate units of accounting. Explain in greater detail why these other features do not have standalone value to the customer. Indicate whether a customer can purchase these features from another vendor. Also, indicate whether all the features obtained are provided for at the beginning of the contract term. In addition, tell us whether these features provide benefits or value to the customer throughout the contract. Please tell us what consideration was given to disclosing the reason why the base platform, the Event Management subscription, does not qualify as a separate unit of accounting. Refer to ASC 605-25-25-5 and 605-25-50-2(f).

8.   You also explain in your response to prior comment 27 that the Event Management subscriptions provide the base platform and any additional features are elected by the customer continuously over the subscription period. Please further explain if the future delivery of any additional features elected by the customer is required and is considered an element of the original arrangement.

9.   We acknowledge that in your response to prior comment 28 you determined the straight-line method was more appropriate than the proportional performance method because a customer initiating a registration is not indicative of the pattern of how your obligation is fulfilled. Please clarify whether the contractual arrangement limits or contains a minimum number of events that can be managed. Indicate if you limit the number of registrations per event or limit the number of registrations over the entire term of the arrangement. Explain why revenue should not be recognized on a proportional method based on the number of registrations. In addition, tell why you believe that recognizing additional registrations as revenue upon delivery instead of over the remaining term of the contract is appropriate.

10.   We note your response to prior comment 29. Revise your disclosures to clearly describe the nature of each deliverable that has standalone value and the timing of revenue recognition for each deliverable. Explain why some of the deliverables in marketing solution arrangements should be recognized on a straight-line basis. Indicate whether the arrangements contain minimum impressions or pay-per-clicks.

(u) Fair Value Measurements, page F-13

11.   We note your response to prior comment 30. Please indicate the level of probability and the period of time to achieve the revenue targets. Tell us whether you believe that the probability or likelihood of making payment is remote. If so, consider disclosing this within your footnote. In addition, you should consider adding disclosure to your Critical Accounting Policies to clearly describe key assumptions used to determine the fair value of the contingent consideration. This disclosure should also discuss the effects of changes in those key assumptions.

12.   We note that your acquisitions had contingent consideration that would be achieved if certain measures were met and that your obligations for the contingent consideration are related to either the purchase agreements or the compensatory arrangements. Please tell us why you believed that certain contingent considerations were compensatory. We refer you to ASC Topic 805-10-55-24 and 25 which provides the considerations or indicators to be assessed for this determination. Your response should include why the contingent payment was included in the arrangement, which party initiated the arrangement, and when the parties entered into the arrangement. Please also discuss the assessment of any of the eight indicators if such an analysis was necessary to make the determination.

3. Net Income (Loss) Per Share, page F-14

13.   We note your revised disclosure in response to prior comment 33. Your statement that your Series A Convertible Preferred shares do not participate in earnings differently than common shares suggests that these shares are participating. If so, indicate how you allocated the earnings to common stock and to these preferred shares in calculating basic earnings per share. We refer you to ASC 260-10-45-60B. Further, please clarify why the convertible preferred shares use the treasury method for determining the dilutive earnings per share. We refer you to ASC 260-10-45-40.

7. Income Taxes, page F-20

14.   You discuss in your response to prior comment 35 that the provision to return differences was attributed to the change in estimated tax expense for 2010 recorded in 2011 and an error occurring in 2011 uncovered before the completion of the 2011 audit. You also state that the adjustments for nondeductible expenses related to certain tax attributes for the Indian subsidiary the company was not entitled to. Please provide your analysis of why these errors are immaterial. Your analysis should consider the materiality of the errors as compared to your net income.

15.   Your response to prior comment 36 indicates that you intend to permanently reinvest undistributed earnings of your foreign operation and the calculation of deferred tax liability for these undistributed earnings is impracticable. Revise to disclose the amount of undistributed earnings of your foreign subsidiaries. Refer to ASC 740-30-50-2. In

addition, tell us whether some of your cash and cash equivalents are held by these foreign subsidiaries. If so, revise you liquidity disclosure within your MD&A to disclose the amount of such cash and cash equivalents and indicate that these amounts would be subject to income tax if repatriated to the United States.

9. Stockholders' Equity

d) Common Stock Call Option, page F-27

16.   We acknowledge that in your response to prior comment 37 that you did not record a repurchase obligation related to your contractual call option because the call feature appeared to be outside of your control. Please tell us how you considered the probability of the occurrence of the contingent events in your determination of accounting treatment and whether the assessment was conducted on an employee-by-employee basis.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Luna Bloom, Staff Attorney, at (202) 551-3194 with any other questions. Should you require further assistance, you may contact the undersigned at (202) 551-3730.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-Mail
Mark R. Fitzgerald
Michael C. Labriola
Mark G.C. Bass
Wilson Sonsini Goodrich & Rosati